# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shoulder Innovations, Inc., CIK 0001699350
CUSIP: 82537J108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1535 Steele Avenue SW, Suite B, Grand Rapids, Michigan (MI), 49507
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001818388

## Reporting persons
- LSV Associates II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,885,136; shared voting power 0; sole dispositive power 1,885,136; shared dispositive power 0; aggregate amount beneficially owned 1,885,136 (9.3% of the class)
- Lightstone Ventures II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,781,479; shared voting power 0; sole dispositive power 1,781,479; shared dispositive power 0; aggregate amount beneficially owned 1,781,479 (8.7% of the class)
- Lightstone Ventures II (A), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 103,657; shared voting power 0; sole dispositive power 103,657; shared dispositive power 0; aggregate amount beneficially owned 103,657 (0.5% of the class)
- Michael A Carusi: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,885,136; sole dispositive power 0; shared dispositive power 1,885,136; aggregate amount beneficially owned 1,885,136 (9.3% of the class)
- Jean George: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,885,136; sole dispositive power 0; shared dispositive power 1,885,136; aggregate amount beneficially owned 1,885,136 (9.3% of the class)
- Henry A. Plain Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,885,136; sole dispositive power 0; shared dispositive power 1,885,136; aggregate amount beneficially owned 1,885,136 (9.3% of the class)

## Item 1. Issuer
Name of issuer: Shoulder Innovations, Inc.
Address of issuer's principal executive offices: 1535 Steele Avenue SW, Suite B, Grand Rapids, MI, 49507.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

LSV Associates II, LLC ("LSV Associates II")
Lightstone Ventures II, L.P. ("LV II LP")
Lightstone Ventures II (A), L.P. ("LV II(A) LP")
Michael A. Carusi ("Carusi")
Jean George ("George")
Henry A. Plain Jr. ("Plain")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
Lightstone Ventures
3270 Alpine Rd.
Portola Valley, CA 94028
Citizenship:
LSV Associates II Delaware
LV II LP Delaware
LV II(A) LP Delaware
Carusi United States
George United States
Plain United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

The Reporting Persons ownership of the Issuer's securities includes (i) 1,781,479 shares of common stock directly held by LV II LP; and (ii) 103,657 shares of common stock directly held by LV II(A) LP.

LSV Associates II serves as the general partner of LV II LP and LV II(A) LP and has voting and investment authority over the shares held by each of LV II LP and LV II(A) LP. Carusi, George, and Plain, are the managing directors of LSV Associates II and share voting and investment authority over the shares held by each of LV II LP and LV II(A) LP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 20,359,960 shares of common stock outstanding as of September 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on September 9, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of September 30, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- LSV Associates II, LLC: /s/ Travis Boettner, Travis Boettner, Attorney-in-Fact (See Note 1) (11/14/2025)
- Lightstone Ventures II, L.P.: /s/ Travis Boettner, By LSV Associates II, LLC, its General Partner, By Travis Boettner, Attorney-in-Fact (See Note 1) (11/14/2025)
- Lightstone Ventures II (A), L.P.: /s/ Travis Boettner, By LSV Associates II, LLC, its General Partner, By Travis Boettner, Attorney-in-Fact (See Note 1) (11/14/2025)
- Michael A Carusi: /s/ Travis Boettner, By Travis Boettner, Attorney-in-Fact for Michael A. Carusi (See Note 1) (11/14/2025)
- Jean George: /s/ Travis Boettner, By Travis Boettner, Attorney-in-Fact for Jean George (See Note 1) (11/14/2025)
- Henry A. Plain Jr.: /s/ Travis Boettner, By Travis Boettner, Attorney-in-Fact for Henry A. Plain Jr. (See Note 1) (11/14/2025)
Comment: Note 1: Signed pursuant to a Power of Attorney filed as Exhibit 24 to Form 3/A for ALX Oncology Holdings Inc. filed by the Reporting Persons on July 22, 2020.